ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SILVER STANDARD RESOURCES INC. (THE “COMPANY”)

May 15, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares represented at the meeting:                      50,269,109 (73.27%)
Total outstanding Shares as at Record Date:        68,608,760

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at eight.	49,820,579 (99.13%)	438,177 (0.87%)
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	49,759,259 (99.01%)	499,498 (0.99%)
John R. Brodie, FCA	49,188,132 (97.87%)	1,070,625 (2.13%)
Richard C. Campbell, MBE	49,849,911 (99.19%)	408,846 (0.81%)
R.E. Gordon Davis	49,923,604 (99.33%)	335,153 (0.67%)
David L. Johnston	49,929,141 (99.34%)	329,616 (0.66%)
Richard D. Paterson	49,764,026 (99.02%)	494,731 (0.98%)
Robert A. Quartermain	49,884,203 (99.25%)	374,554 (0.75%)
Peter W. Tomsett	49,821,451 (99.13%)	437,306 (0.87%)
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorisation of the directors to fix their remuneration.	49,932,538 (99.35%)	326,217 (0.65%)

May 19, 2009
Vancouver, British Columbia

                                        SILVER STANDARD RESOURCES INC.

                                        "John J. Kim"
                                        John J. Kim, Corporate Secretary